Exhibit 99.1

Santiago, April 27, 2017

Resolutions adopted at the Ordinary Shareholders' Meeting, held on April 26, 2017.

In accordance with the provisions of Articles 9 and 10 of Law 18,045, of the Securities Market, we report as an essential fact the Ordinary Shareholders’ Meeting held yesterday, on Wednesday 26th of April, at 17.00 at Bandera N° 140, Piso 12 (auditorium), in which the following agreements were approved by shareholders :

1) Approval of the Annual Report, General Balance Sheet, Financial Statements and External Auditors Report corresponding to the period between January 1 and December 31 of 2016.

2) To distribute a dividend of $ 1.75459102 per share, corresponding to 70% of the profits for the year 2016, which is available to shareholders as of the same date, at the Bank's headquarters or at any of its branches , both in the Metropolitan Region and in the rest of the country; and allocate the remaining 30% of profits for the same year to reserves. The shareholders who are registered in the Shareholders' Registry are entitled to receive the dividend referred to at midnight on April 21.

3) Election of the entire Board of the Bank, due to the completion of its legal and statutory period, being composed of 9 directors and 2 alternate directors, being elected for a new period of 3 years, the following persons:

Board

Vittorio Corbo Lioi

Oscar Von Chrismar Carvajal

Roberto Méndez Torres

Ana Dorrego de Carlos

Andreu Plaza López

Juan Pedro Santa María Pérez

Lucía Santa Cruz Sutil

Orlando Poblete Iturrate (independent)

Roberto Zahler Mayanz (independent)

Alternate members

Blanca Bustamante Bravo (independent)

Raimundo Monge Zegers.

4) Establish the compensation regime of the Board of Directors.

It was approved to make an adjustment since they have not changed since April 2010 and thus maintain them in accordance with the prevailing market conditions. It was approved that the monthly fee of each director of the Bank will be 250 UF, compared to the current 230 UF, which implies a readjustment of approximately 8.7%. In the case of the Chairman of the Board, it was approved that this fee be twice the amount mentioned and in the case of the Vice President, increased by 50%. By integrating in one or more committees, excluding the Audit Committee and the Integral Risk Committee, a Director’s fee of 30 UF for each session that they attend was approved. The Chairman of each Committee will receive double the amount mentioned for attendance at each session. For all, the fee cap will be for a monthly session. This compensation is the same as the current compensation however it will be paid based on attendance rather than on a monthly basis.

Regarding the members of the Integral Risk Committee, whose current frequency is 2 monthly sessions, it is proposed that the Directors receive a compensation of 15 UF for each session that they attend. The Chairman of this Committee will receive double the sum mentioned for attendance at each corresponding session. For all, the limit will be two monthly sessions. This compensation is the same as the current compensation however it will be paid based on attendance rather than on a monthly basis.

Lastly, article 50 bis of the Public Limited Companies Law mandates that the directors of the Audit Committee should have an additional compensation of not less than one-third of what they are entitled to as directors. Therefore, it was approved that the Chairman of this Committee receives a fee of 230 UF and in the case of the other directors 115 UF, in both cases for each session attended and with a maximum of one monthly session.

Finally, it was approved that the operating budget of the Audit Committee be the amount equivalent to 7,200 UF, corresponding to the same amount approved at the ordinary shareholders' meeting last year. This considers the part of the remuneration that the law requires to pay the members of the committee for their participation in it.

The foregoing is notwithstanding the amounts that may be paid to directors for specific advice in matters of their specialty.

5) Assign audit firm PricewaterhouseCoopers Consultores, Auditores and Compañía Limitada, as external auditors of the Bank and its subsidiaries, for the 2017 Fiscal Year.

6) Assign private classifiers "Fitch Ratings" and " Feller-Rate Clasificadora de Riesgo ", for the Bank’s classification.

7) Acknowledge the report of the activities of Directors and Audit Committee, determination of the regime of compensation of its members and expenditure budget for its operation.

8) Report on the essential facts of the Bank that occurred during the 2016 financial year.

The publications of the notices regarding the agreement to pay the dividend to shareholders and election of the Board of Directors will be published in El Mercurio newspaper of Santiago, tomorrow, April 28, which we will forward to you at the same date. Subsequently, once the minutes of the Meeting have been signed, the relevant part related to the election of the Board shall be reduced to a public deed and an authorized copy shall be sent to that Superintendence as provided for in Article 44 of the General Banking Law .

Sincerely,

Claudio Melandri Hinojosa

General Manager

C.c.: Superintendencia de Valores y Seguros

Bolsa de Comercio de Santiago

Bolsa de Valores de Valparaíso

Bolsa Electrónica de Chile